

18001472

[ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL Processing
Received

FEB 28 2018

WASH, D.C.

SEC FILE NUMBER

8-49021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Office Park

(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pasqualina Traina 203-660-6139

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky Goodkin & Co. P.C.

(Name – *if individual, state last, first, middle name*)

120 West 45th Street	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, Pasqualina Traina _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Pentalpha Capital LLC _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Pasqualina Traina
Signature

Controller/FINOP
_____
Title

Notary signature

MELONIE S. WILLIAMS
Notary Public
Connecticut
My Commission Expires July 31, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIPSKY GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Members of Pentalpha Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pentalpha Capital, LLC as of December 31, 2017 the related statements of income and comprehensive income, changes in members' equity and comprehensive income, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pentalpha Capital, LLC's management. Our responsibility is to express an opinion on Pentalpha Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pentalpha Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Pentalpha Capital, LLC's financial statements. The supplemental information is the responsibility of Pentalpha Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lipsky, Goodkin & Co., P.C.

We have served as Pentalpha Capital, LLC's auditor since 1997.

New York, NY

February 12, 2018

PENTALPHA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 166,056
Accounts Receivable	71,882
Prepaid assets	11,039
Other Miscellaneous Receivables	107,468
TOTAL ASSETS	$ 356,445

LIABLITIES AND MEMBERS' EQUITY

LIABILITIES
Accounts payable and accrued expenses	$ 30,293
Bank overdarft	13,598
Total liabilities	43,891

COMMITMENTS (Note 4)

MEMBERS' EQUITY	312,554
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 356,445

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF INCOME
For The Year Ended DECEMBER 31, 2017

REVENUES	
Fee Income	$ 235,253
Reimbursed expenses	2,447
Total revenues	237,700
EXPENSES	
Employee compensation	185,203
Occupancy costs	30,205
Other operating expenses	190,269
Payroll taxes	14,698
Total	420,375
Shared compensation and other expenses reimbursed-related party	(119,230)
Total expenses	301,145
LOSS FROM OPERATIONS BEFORE OTHER INCOME	(63,445)
OTHER INCOME	
Interest Income	452
Dividend Income	3,280
Realized gain on Sale of Securities	78,188
NET INCOME	$ 18,475

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY AND OTHER COMPREHENSIVE INCOME
For The Year Ended December 31, 2017

	Other Comprehensive Income	Members' Equity	Total
Balance, January 1, 2017	$ 108,240	$ 794,079	$ 902,319
Sale of marketable securities	(108,240)	-	(108,240)
Members' Distributions		(500,000)	(500,000)
Net income for the year	-	18,475	18,475
Balance, December 31, 2017	$0	$312,554	$312,554

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CASH FLOWS
For The Year Ended DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITY	
Net Income	$ 18,475
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Changes in:	
Accounts receivable	(5,675)
Prepaid assets	(7,787)
Other miscellaneous receivable	(107,468)
Accounts payable and accrued expenses	2,301
Bank overdaft	13,598
Net cash provided by Operating Activities	(86,556)
CASH FLOWS FROM INVESTING ACTIVITY	-
Sale of securities	26,000
Net cash provided by Investing Activities	26,000
CASH FLOWS FROM FINANCING ACTIVITY	
Member distributions	(500,000)
Net cash provided by Financing Activities	(500,000)
NET DECREASE IN CASH	(560,556)
CASH - BEGINNING OF YEAR	726,611
CASH - END OF THE YEAR	$ 166,055

See Notes to Financial Statements

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC (the "Company"), was formed in the State of New York, to act
as a broker-dealer in the securities industry. It commenced operations on January 1, 1997
to, among other things, act as a conduit between buyer and seller in various financial trades,
and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company determines the appropriate classification of securities at the time of purchase and
reevaluates such designation as of each balance sheet date. Marketable equity securities not classified
as trading or held to maturity are classified as available-for-sale. Available-for-sale securities are carried at
fair value. with unrealized gains and losses reported as comprehensive income in the statement of changes
in members' equity. Realized gains and loses and declines in value judged to be other-than-temporary on
available-for-sale securities are included in comprehensive income. Interest and dividends on securities
classified as available-for-sale are included in other income.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income
taxes as the income is taxed directly to the members. The Company is required to file and does file
tax returns with the Internal Revenue Service and other taxing authorities and has years open for
examination by taxing authorities from 2014 through 2017.

Use of Estimates

The preparation of financial statements in conformity with generally acceptable accounting principles
requires management to make estimates and assumptions. These estimates and assumptions affect
the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the
date of the financial statements. They also affect reported amounts of revenues and expenses during
the reporting period. Actual results could differ from those amounts.

Fair Value

Pursuant to the provision described in ASC 820, Fair Value Measurement and Disclosures(formerly
Statement of Financial Accounting Standards 157) the Company categorizes its financial instruments inputs
into three of valuation techniques used to measure fair value into a three-level fair value hierarchy
that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels.
The fair value hierarchy gives the highest priority prices in active markets for identical assets or liabilities
(Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation of assets and liabilities traded for
less active dealer or broker markets that have significant observable inputs are classified as Level 2. Level 2
valuations are usually obtained from third party pricing service valuations for identical or similar assets.
If the inputs are used to measure fair value fall within different levels of the hierarchy, the category level
is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

The Company's investments consist of marketable equity securities and fixed income securities, which are
classified as Level I in the fair value hierarchy.

Subsequent Events

The company has evaluated subsequent events through February 12, 2018, which is the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 3 - Net CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2017, the Company's net capital was computed to be $ 117, 575 exceeding its minimum requirements of $5,000 by $112,575.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K savings and Investment Plan covering all employees who meet length of service requirements.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2017 the Company was reimbursed $119,230 for shared compensation and other expenses from commonly owned related entities.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2017

PENTALPHA CAPITAL, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SEC ACT OF 1934
DECEMBER 31, 2017

NET CAPITAL

Total members' equity per focus report	$ 312,594
Audit adjustments:	
Assets	(40)
Total members' equity per audited financial statements	312,554
Less: Non - allowable assets	(194,918)
Net capital before haircuts on securities positions	117,636
Haircuts on securities	(61)
Net capital	$ 117,575

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 43,891
Total aggregate indebtedness	$ 43,891

CAPITAL REQUIREMENTS

Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ 2,926
Greater of capital requirements	$ 5,000
Excess net capital	$ 112,575
Net capital	$ 117,575

See Notes to Financial Statements

The Company is exempt from rule 15c-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



PENTALPHA
Capital, LLC

February 10, 2018

To the best of our knowledge and belief, Pentalpha Capital LLC. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule. Pentalpha Capital LLC has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the year ending December 31, 2017, with no exceptions.

Pasqualina Traina
FINOP/Controller
Pentalpha Capital, LLC

LIPSKY GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Members of Pentalpha Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pentalpha Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pentalpha Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Pentalpha Capital, LLC stated that Pentalpha Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pentalpha Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pentalpha Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lipsky Goodkin & Co., P.C.

New York, NY

February 12, 2018

LIPSKY GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Operating Management
Pentalpha Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pentalpha Capital, LLC for the year ended December 31, 2017, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Operating Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Operating Management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide Operating Management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Operating Management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may became inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2016, to meet the SEC's objectives.

This report is intended solely for the use of the Operating Management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 12, 2018
New York, New York

PENTALPHA CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL MATERIAL
PER SEC RULE X-17A-5
DECEMBER 31, 2017

(WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT)

PENTALPHA CAPITAL, LLC.
DECEMBER 31, 2017

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